Free Writing Prospectus	Filed Pursuant to Rule 433(d)

Registration Statement No. 333-157296

TERM SHEET

Dated April 27, 2010

Issuer:	Japan Finance Corporation (JFC)

Security:	1.5% Guaranteed Bonds due July 6, 2012

Rating:	Moody’s: Aa2 S&P: AA Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal amount:	US$2,250,000,000

Denomination:	US$100,000 x US$100,000

Pricing date:	April 27, 2010

Settlement date:	May 6, 2010

Maturity date:	July 6, 2012

Coupon:	1.5% (Semi-Annual, 30/360)

Interest payment dates:	January 6 and July 6 of each year, commencing January 6, 2011 and ending July 6, 2012. The first interest payment will be for interest accrued from and including May 6, 2010 to, but excluding, January 6, 2011, and will amount to $1,000 per $100,000 principal amount of the bonds.

Redemption after the occurrence of a tax event:	JFC may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JFC is required to pay, as described in the prospectus supplement

Price to public:	99.978%

Underwriting discount:	0.075%

Proceeds, before expenses, to JFC:	99.903%

Benchmark U.S. Treasury:	1% due March 31, 2012

Benchmark yield:	1.008%

Spread:	50.2bp

Yield:	1.510%

Joint Lead Managers:	Barclays Bank PLC BNP PARIBAS Citigroup Global Markets Inc.

Format:	SEC Registered

Clearing systems:	Euroclear and Clearstream, Luxembourg (International global bond held at the common depositary); DTC (DTC global bond)

International global bond ISIN:	XS0505845429

International global bond Common Code:	050584542

DTC global bond ISIN:	US471065AD42

DTC global bond CUSIP:	471065 AD4

Use of proceeds	The net proceeds of the issue of the bonds will be used solely and exclusively for the operations of Japan Bank for International Cooperation or “JBIC”, the international arm of JFC.

Governing law:	New York

Listing:	London Stock Exchange’s Regulated Market

You can access JFC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended at the following website:

http://www.sec.gov/Archives/edgar/data/1109604/000119312510092560/d424b5.htm

JFC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JFC has filed with the SEC for more complete information about JFC and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JFC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 (toll free from the United States).